EXHIBIT 3.2





SECTION 2. Number, Term and Election. The board of directors shall consist of nine (9) members and shall be divided into three classes as nearly equal in number as possible. The members of each class shall be elected for a term of three years and until their successors are elected or qualified. The board of directors shall be classified in accordance with the provisions of the Corporation's Articles of Incorporation.